EXHIBIT 10.9

March 11, 2010

Mark Sutherland

[Home Address]

Dear Mark:

I am pleased to offer you the position of Senior Vice President, Business Development for Complete Genomics, Inc. (“CGI”). In this position you will report to the President.

Your annual salary will be paid at a rate of $20,833.33 per month. You will also be eligible to receive an annual incentive bonus of $70,000.00 at plan (pro-rated based on your start dale, paid quarterly), based on achievement of key revenue milestones and other key metrics in accordance with Complete Genomics, Inc. 2010 Management Bonus Plan. In addition, I will recommend to the Board of Directors that you be granted an option to purchase 128,000 shares of CGI common stock, subject to the terms and conditions of the Complete Genomics, Inc. 2006 Equity Incentive Plan and Stock Option Agreement. This option is subject to vesting on the following schedule: the shares subject to the option will become vested, and the option will become exercisable with respect to 25% of the shares following twelve months of continuous employment, and with respect to an additional 2.0833% of the shares for each subsequent month of employment thereafter. This stock option offer is based on approximately 16 million common and preferred shares (including authorized options) outstanding; it is anticipated that substantial additional shares will be issued to future employees and investors, resulting in dilution for all shareholders and option holders. The number of options granted may be adjusted for stock splits.

Our benefits, payroll and other human resource management services are provided through TriNet Employer Group, Inc. In addition to ten paid holidays per year, you will be eligible for 20 paid days off per year, which accrue at the rate of 1.67 days per month of employment, up to a maximum of 30 days. CGI will give you an Employee Handbook and other information concerning standard policies and benefits. Regardless of which health care plan offered to you by CGI you choose, or how many people you choose to have covered under that plan, CGI will pay $450 per month of your health care premiums. If the CGI health care plan you chose costs CGI less than $450 per month, the difference will be added to your monthly salary. CGI and/or TriNet may modify, revoke, suspend or terminate any of the terms communicated to you in whole or in part, at any time, with or without notice.

Your employment with CGI is at will and therefore may be terminated by you or the company at any time and for any reason, with or without cause and with or without notice. This at-will employment relationship will remain in effect throughout your employment with

2071 Stierlin Court  •  Mountain View, CA 94043  •  Tel: (650) 943-2800  •  Fax: (650) 964-2108

the company and any of its subsidiaries or affiliated entities, and may only be modified by an express written contract for a specified term signed by you and the President of the company. It may not be modified by any oral or implied agreement.

In accordance with CGI’s standard policy, this offer is contingent upon your completing and executing a Proprietary Information and Inventions Agreement, completing the standard new employee enrollment documentation, and providing proof of your right to work in the United States on your first day of work.

This offer is valid through March 12, 2010. You may indicate your acceptance of this offer by signing the acknowledgment below, indicating your intended start date will be no later than March 22, 2010, and returning it to me by March 12, 2010.

Mark, we are all looking forward to your joining the CGI team and contributing to this exciting venture.

Sincerely,

/s/ Clifford A. Reid
Clifford A. Reid
President & CEO

/s/ Mark Sutherland	12 MAR 2010	22 MAR 2010
Accepted by Mark Sutherland	Date Accepted	Intended Start Date

2071 Stierlin Court  •  Mountain View, CA 94043  •  Tel: (650) 943-2800  •  Fax: (650) 964-2108